FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 26, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes _ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2013 fourth quarter and annual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2013 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, February 20, 2014. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2013 with comparison to its results for the fourth quarter and year ended December 31, 2012.

Summary of 2013 Fourth Quarter Results

(Comparison with third quarter of 2013 and fourth quarter of 2012)
	Q4 2013	Q3 2013		Q4 2012
Net sales ($ million)	2,674	2,415	11%	2,758	(3%)
Operating income ($ million)	589	464	27%	586	1%
Net income ($ million)	408	314	30%	364	12%
Shareholders’ net income ($ million)	409	300	36%	371	9%
Earnings per ADS ($)	0.69	0.51	36%	0.63	9%
Earnings per share ($)	0.35	0.25	36%	0.31	9%
EBITDA* ($ million)	745	622	20%	733	2%
EBITDA margin (% of net sales)	27.8%	25.7%		26.6%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals).

Our sales in the fourth quarter rose 11% sequentially driven by an exceptional level of sales in the Middle East and for sub-Saharan Africa deepwater projects. Sales in North America were also higher due to seasonal factors in Canada and a recovery in shipments to the Gulf of Mexico. Operating income and EBITDA margin increased reflecting a rich mix of high value premium products and efficiency improvements.

During the fourth quarter, our net cash position (cash and other current investments less total borrowings) increased by $125 million to end the year at $911 million, following investment of $184 million in capital expenditures and the payment of an interim dividend to shareholders of $153 million.

Summary of 2013 Annual Results

	FY 2013	FY 2012	Increase/(Decrease)
Net sales ($ million)	10,597	10,834	(2%)
Operating income ($ million)	2,185	2,357	(7%)
Net income ($ million)	1,574	1,701	(7%)
Shareholders’ net income ($ million)	1,551	1,699	(9%)
Earnings per ADS ($)	2.63	2.88	(9%)
Earnings per share ($)	1.31	1.44	(9%)
EBITDA* ($ million)	2,795	2,875	(3%)
EBITDA margin (% of net sales)	26.4%	26.5%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in 2012 excludes a non-recurring gain of $49 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

In 2013, net sales decreased slightly as a decline in sales in North America was offset by a strong increase in sales in the Middle East and Africa. Sales of premium OCTG products rose particularly strongly and contributed to a more favorable product mix. EBITDA margins remained stable as the improvement in the mix of products offset a reduction in prices for less differentiated products. Operating income reflected a higher depreciation charge and earnings per share a higher tax rate.

Cash flow from operations amounted to $2.4 billion for the year. After capital expenditure of $753 million and dividend payments of $508 million, we had a net cash position (cash and other current investments less total borrowings) of $911 million at December 31, 2013, compared with a net debt position (total borrowings less cash and other current investments) of $271 million at December 31, 2012.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on May 7, 2014, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $508 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid in November, 2013. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014.

Market Background and Outlook

With the economic recovery taking hold, demand for energy is increasing and, despite higher supply in North America, oil prices remain at levels which should continue to support investment in exploration and production activity during 2014.

In the United States, the rig count in 2013 declined by 8% but consumption of OCTG was offset by drilling efficiencies. For 2014, we expect a similar level of onshore drilling activity and OCTG consumption but activity should increase in the Gulf of Mexico.

In its preliminary anti-dumping ruling on February 18, 2014, the U.S. Department of Commerce (DOC) imposed  preliminary anti-dumping duties on a majority of the subject countries but not Korea. However, the DOC has stated that, in its final determination (July 7, 2014), it will consider additional elements that, in our view, strongly support the case against Korean imports.

During 2013, sales in the Middle East and Africa reached a record level led by natural gas drilling activity in the Middle East and deepwater projects in sub-Saharan Africa. In 2014 we expect sales in the Middle East and Africa to remain at a similar level.

Considering the negative impact on our sales in the U.S. market in the coming quarters, resulting from the preliminary determinations made in the trade case, and the continuing project delays in Brazil, our overall results for 2014 are expected to be in line with those for 2013, supported by positive developments in the rest of the world.

Analysis of 2013 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	Q4 2013	Q3 2013		Q4 2012
Seamless	665	614	8%	669	(1%)
Welded	249	224	11%	306	(19%)
Total	914	838	9%	975	(6%)

Tubes	Q4 2013	Q3 2013		Q4 2012
(Net sales - $ million)
North America	1,019	928	10%	1,155	(12%)
South America	516	474	9%	693	(26%)
Europe	205	199	4%	243	(15%)
Middle East & Africa	628	456	38%	378	66%
Far East & Oceania	112	168	(33%)	110	2%
Total net sales ($ million)	2,480	2,225	11%	2,578	(4%)
Operating income ($ million)	585	434	35%	572	2%
Operating income (% of sales)	23.6%	19.5%		22.2%

Net sales of tubular products and services decreased 4% year on year but increased 11% sequentially. The sequential increase was led by an exceptional level of sales in the Middle East and for sub-Saharan Africa deepwater projects. In North America, sales increased following higher seasonal sales in Canada and a recovery of shipments to the Gulf of Mexico following a slow third quarter. In South America, despite the lack of line pipe projects in Brazil, sales increased mainly due to an increase in sales of OCTG products in Colombia. In Far East and Oceania, sales were lower in Indonesia and China.

Operating income from tubular products and services increased 2% year on year and 35% sequentially. Sequentially, operating income increased following the increase in sales and a strong increase in operating margin due to a rich mix of products and efficiency improvents.

Others	Q4 2013	Q3 2013		Q4 2012
Net sales ($ million)	194	190	2%	180	8%
Operating income ($ million)	5	30	(83%)	14	(64%)
Operating income (% of sales)	2.4%	15.8%		7.7%

Net sales of other products and services increased 8% year on year and 2%sequentially, mainly due to higher sales of coiled tubing and sucker rods, which were partially offset by lower sales of industrial equipment in Brazil. Despite the increase in sales, operating income was negatively affected by negative operating results at our industrial equipment business in Brazil due to the recognition of expected losses on construction contracts.
Selling, general and administrative expenses, or SG&A, amounted to 18.6% of net sales in the fourth quarter of 2013, compared to 18.2% in the previous quarter and 17.9% in the fourth quarter of 2012. During the quarter, selling expenses increased mainly due to higher export sales to the Middle East and Africa, in addition to higher allowances for doubtful accounts in Venezuela.

Other operating income (expense) amounted to a net gain of $2 million in the fourth quarter of 2013, compared with a loss of $4 million in the previous quarter and a loss of $5 million in the fourth quarter of 2012.

Financial results amounted to a gain of $8 million in the fourth quarter of 2013, compared to a loss of $17 million in the previous quarter and a loss of $15 million in the same period of 2012. During the quarter the argentine peso devaluation (12.6%) generated a gain on our argentine peso denominated debt.

Equity in earnings of associated companies generated a gain of $12 million in the fourth quarter of 2013, compared to gains of $10 million in the previous quarter and a loss of $94 million in the same period of 2012 (loss related to an impairment on our investment in Usiminas) .These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $202 million in the fourth quarter of 2013, equivalent to 33.8% of income before equity in earnings of associated companies and income tax, compared to 31.9% in the previous quarter and 19.6% in the same period of 2012. During the quarter, the tax rate was negatively affected by the effect of the Argentine peso devaluation on the tax base used to calculate deffered taxes.

Results attributable to non-controlling interests amounted to a loss of $1 million in the fourth quarter of 2013, compared to gains of $14 million in the previous quarter and losses of $7 million in the fourth quarter of 2012. These results are mainly attributable to NKKTubes, our Japanese subsidiary and during the quarter were affected by lower gains at NKKTubes in addition to losses at other minor subsidiaries.

Cash Flow and Liquidity of 2013 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2013 was $428 million, compared to $753 million in the previous quarter and $347 million in the fourth quarter of 2012. Working capital increased by $123 million during the fourth quarter of 2013 (mainly due to an increase in trade receivables associated with our December shipments).

Capital expenditures amounted to $184 million for the fourth quarter of 2013, compared to $206 million in the previous quarter and $202 million in the fourth quarter of 2012.

During the quarter, our net cash position (cash and other current investments less total borrowings) increased by $125 million to $911 million at the end of the quarter, following the payment of an interim dividend of $153 million in November 2013.

Analysis of 2013 Annual Results

Tubes sales volume (thousand metric tons)	FY 2013	FY 2012	Increase/(Decrease)
Seamless	2,612	2,676	(2%)
Welded	1,049	1,188	(12%)
Total	3,661	3,864	(5%)

Tubes	FY 2013	FY 2012	Increase/(Decrease)
Net sales ($ million)
- North America	4,077	4,954	(18%)
- South America	2,237	2,305	(3%)
- Europe	890	1,042	(15%)
- Middle East & Africa	2,094	1,247	68%
- Far East & Oceania	513	475	8%
Total net sales	9,812	10,023	(2%)
Operating income ($ million)	2,097	2,252	(7%)
Operating income (% of sales)	21.4%	22.5%

Net sales of tubular products and services decreased 2% to $9,812 million in 2013, compared to $10,023 million in 2012, reflecting a 5% decrease in volumes offset by a 3% increase in average selling prices, driven by an improvement in the mix of products which offset the impact of lower prices in less differentiated products. In North America, sales decreased due to lower shipments and lower prices for less differentiated products. In South America, sales decreased as sales of line pipe products stopped in the second half of the year. In Europe, sales declined mainly due to lower demand for mechanical products. In the Middle East and Africa, sales increased mainly due to higher shipments of premium OCTG products in the Middle East and for sub Saharan Africa deepwater projects. In the Far East and Oceania, sales increased slightly due to higher shipments of OCTG products in China and Indonesia.

Operating income from tubular products and services, decreased 7% to $2,097 million in 2013, from $2,252 million in 2012. The decrease in the operating income was mainly driven by a 2% decrease in sales and a lower operating margin (21.4% in 2013 vs. 22.5% in 2012). Excluding the non-recurring gain of $49 million recorded in 2012 related to a tax lawsuit collected in Brazil, the decline in operating margin is explained by higher depreciation expenses following the finalization of investments.

Others	FY 2013	FY 2012	Increase/(Decrease)
Net sales ($ million)	784	811	(3%)
Operating income ($ million)	88	105	(16%)
Operating income (% of sales)	11.2%	12.9%

Net sales of other products and services decreased 3% to $784 million in 2013, compared to $811 million in 2012, mainly due to lower sales of industrial equipment in Brazil, coiled tubing and pipes for electric conduit in the USA, partially offset by higher sales of sucker rods.

Operating income from other products and services, decreased 16% to $88 million in 2013, from $105 million in 2012, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.3% in 2013 compared to 17.4% in 2012, mainly due to higher selling expenses associated with higher export sales to the Middle East and Africa.

Other operating income and expenses resulted in expenses of $14 million in 2013, compared to income of $44 million in 2012, mainly attributable to a non-recurring gain of $49 million related to a tax lawsuit collected in Brazil in 2012.

Financial results amounted to a loss of $29 million in 2013, compared to a loss of $50 million in 2012. Net interest expenses amounted to $37 million in 2013, compared to $22 million in 2012. The increase in interest expenses was due to a higher proportion of unhedged Argentine peso-denominated debt (with higher interest rates), which was offset by better Other financial results, amounting to a gain of $9 million in 2013, compared to a loss of $28 million in 2012, mainly due to the Argentine peso devaluation during 2013 (32.7%) which generated a gain on our Argentine peso-denominated debt.

Equity in earnings of associated companies generated a gain of $46 million in 2013, compared to a loss of $63 million in 2012 (loss related to an impairment on our investment in Usiminas). These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $628 million in 2013, equivalent to 29.1% of income before equity in earnings of associated companies and income tax, compared to $542 million in 2012, equivalent to 23.5% of income before equity in earnings of associated companies and income tax. During 2013, the tax rate was negatively affected mainly by a new withholding tax on dividends from Argentina and by the effect of the Argentine peso devaluation on the tax base used to calculate deferred taxes.

Net income decreased 7% during the year, to $1,574 million in 2013, compared to $1,701 million in 2012, mainly reflecting lower operating results and higher taxes, partially offset by higher results from associated companies and financial results.

Income attributable to owners of the parent was $1,551 million, or $1.31 per share ($2.63 per ADS), in 2013, compared to $1,699 million, or $1.44 per share ($2.88 per ADS) in 2012.

Income attributable to non-controlling interest was $23 million in 2013, compared to $2 million in 2012. The increase was mostly due to better results at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2013

Net cash provided by operations during 2013 was $2,355 million, compared to $1,860 million during 2012.

Capital expenditures amounted to $753 million in 2013, compared to $790 million in 2012.

Dividends paid during 2013 amounted to $508 million, compared to $449 million in 2012.

During 2013, our financial position changed from a net financial debt position of $271 million at the beginning of the year to a net cash position of $911 million at December 31, 2013.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 21, 2014, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 546.5018 within North America or +1 857 244.7550 Internationally. The access number is “37295468”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 01:00 pm on February 21 through 12:00 am on February 28. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “94469418” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Continuing operations		Revised		Revised
Net sales	2,674,145	2,758,120	10,596,781	10,834,030
Cost of sales	(1,589,205)	(1,672,517)	(6,456,786)	(6,637,293)
Gross profit	1,084,940	1,085,603	4,139,995	4,196,737
Selling, general and administrative expenses	(497,128)	(494,275)	(1,941,213)	(1,883,789)
Other operating income (expenses) net	1,557	(5,368)	(13,952)	43,659
Operating income	589,369	585,960	2,184,830	2,356,607
Interest income	10,955	8,757	33,094	33,459
Interest expense	(21,076)	(14,647)	(70,450)	(55,507)
Other financial results	18,228	(9,507)	8,677	(28,056)
Income before equity in earnings of associated companies and income tax	597,476	570,563	2,156,151	2,306,503
Equity in earnings (losses) of associated companies 1	12,148	(94,349)	46,098	(63,206)
Income before income tax	609,624	476,214	2,202,249	2,243,297
Income tax	(201,822)	(112,068)	(627,877)	(541,558)
Income for the period/year	407,802	364,146	1,574,372	1,701,739

Attributable to:
Owners of the parent	408,630	371,496	1,551,394	1,699,375
Non-controlling interests	(828)	(7,350)	22,978	2,364
	407,802	364,146	1,574,372	1,701,739

1 2012 comparative amounts have been adjusted to reflect the changes in the purchase price allocation of our investment in Usiminas and the effects of the changes in IAS 19 described in our financial statements.

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2013		At December 31, 2012
			Revised
ASSETS
Non-current assets
Property, plant and equipment, net	4,673,767		4,434,970
Intangible assets, net	3,067,236		3,199,916
Investments in associated companies	912,758		977,011
Other investments	2,498		2,603
Deferred tax assets	197,159		215,867
Receivables	152,080	9,005,498	142,060	8,972,427

Current assets
Inventories	2,702,647		2,985,805
Receivables and prepayments	220,224		260,532
Current tax assets	156,191		175,562
Trade receivables	1,982,979		2,070,778
Available for sale assets	21,572		21,572
Other investments	1,227,330		644,409
Cash and cash equivalents	614,529	6,925,472	828,458	6,987,116
Total assets		15,930,970		15,959,543

EQUITY
Capital and reserves attributable to owners of the parent		12,290,420		11,328,031
Non-controlling interests		179,446		171,561
Total equity		12,469,866		11,499,592

LIABILITIES
Non-current liabilities
Borrowings	246,218		532,407
Deferred tax liabilities	751,105		728,541
Other liabilities	277,257		302,444
Provisions	66,795	1,341,375	67,185	1,630,577

Current liabilities
Borrowings	684,717		1,211,785
Current tax liabilities	266,760		254,603
Other liabilities	250,997		318,828
Provisions	25,715		26,958
Customer advances	56,911		134,010
Trade payables	834,629	2,119,729	883,190	2,829,374
Total liabilities		3,461,104		4,459,951
Total equity and liabilities		15,930,970		15,959,543

Consolidated Statement of Cash Flows
	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2013	2012	2013	2012
Cash flows from operating activities		Revised		Revised
Income for the period/year	407,802	364,146	1,574,372	1,701,739
Adjustments for:
Depreciation and amortization	155,151	147,057	610,054	567,654
Income tax accruals less payments	60,804	(34,755)	125,416	(160,951)
Equity in earnings (losses) of associated companies	(12,148)	94,349	(46,098)	63,206
Interest accruals less payments, net	179	(923)	(29,723)	(25,305)
Changes in provisions	604	5,745	(1,800)	(12,437)
Changes in working capital	(122,925)	(247,304)	188,780	(303,012)
Other, including currency translation adjustment	(61,983)	18,282	(65,883)	29,519
Net cash provided by operating activities	427,484	346,597	2,355,118	1,860,413

Cash flows from investing activities
Capital expenditures	(183,657)	(201,841)	(753,498)	(789,731)
Acquisition of subsidiaries and associated companies	-	-	-	(510,825)
Proceeds from disposal of property, plant and equipment and intangible assets	13,803	4,214	33,186	8,012
Increase due to sale of associated company	-	3,140	-	3,140
Dividends received from associated companies	207	-	16,334	18,708
Changes in investments in short terms securities	212,087	244,351	(582,921)	(213,633)
Net cash provided by (used in) investing activities	42,440	49,864	(1,286,899)	(1,484,329)

Cash flows from financing activities
Dividends paid	(153,470)	(153,470)	(507,631)	(448,604)
Dividends paid to non-controlling interest in subsidiaries	-	-	(18,642)	(905)
Acquisitions of non-controlling interests	-	(6)	(7,768)	(758,583)
Proceeds from borrowings	702,718	348,713	2,460,409	2,054,090
Repayments of borrowings	(1,001,242)	(589,307)	(3,143,241)	(1,271,537)
Net cash used in financing activities	(451,994)	(394,070)	(1,216,873)	(425,539)
Increase (decrease) in cash and cash equivalents	17,930	2,391	(148,654)	(49,455)

Movement in cash and cash equivalents
At the beginning of the period/year	586,153	774,995	772,656	815,032
Effect of exchange rate changes	(5,938)	(4,730)	(25,857)	7,079
Increase (decrease) in cash and cash equivalents	17,930	2,391	(148,654)	(49,455)
At December 31,	598,145	772,656	598,145	772,656
	At December 31,		At December 31,
Cash and cash equivalents	2013	2012	2013	2012
Cash and bank deposits	614,529	828,458	614,529	828,458
Bank overdrafts	(16,384)	(55,802)	(16,384)	(55,802)
	598,145	772,656	598,145	772,656